Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-2812	RFENYES@STBLAW.COM

VIA EDGAR

May 9, 2017

Re:	Acceleration Request for Gardner Denver Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-216320)

Securities and Exchange Commission
 Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Amanda Ravitz

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Gardner Denver Holdings, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on May 11, 2017, or as soon as practicable thereafter.  We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2812 with any questions.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes

cc:	Securities and Exchange Commission
Tom Jones

GARDNER DENVER HOLDINGS, INC.
222 East Erie Street, Suite 500
 Milwaukee, Wisconsin 53202

May 9, 2017

VIA EDGAR

Re:	Gardner Denver Holdings, Inc.
Registration Statement on Form S-1
File No. 333-216320

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Amanda Ravitz

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gardner Denver Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on May 11, 2017, or as soon as possible thereafter.

[Signature Page Follows]

Very truly yours,
GARDNER DENVER HOLDINGS, INC.

By:	/s/ Andrew Schiesl
	Name:	Andrew Schiesl
	Title:	Vice President, General Counsel, Chief Compliance Officer and Secretary

[Signature Page to Company Acceleration Request]

May 9, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Gardner Denver Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-216320)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of up to 47,495,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Washington D.C. time, on May 11, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated May 3, 2017, through the date hereof:

Preliminary Prospectus dated May 3, 2017:
3,418 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS INC.

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Gilliam
	Name:	Ryan Gilliam
	Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Edward Ruff
	Name:	Edward Ruff
	Title:	Vice President

[Signature Page to Underwriter Acceleration Request]